UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________________________________________
FORM 11-K
___________________________________________
(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2014

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to _________

Commission File Number: 1-5129
___________________________________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MOOG INC. RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MOOG INC.
EAST AURORA, NEW YORK 14052-0018

REQUIRED INFORMATION

___________________________________________

The following financial statements shall be furnished for the plan:

1.	An audited statement of financial conditions as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

2.	An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

3.	The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01 - .6A05)

4.
In lieu of the requirements of Item 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. The the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103 (a)(3)(C) of ERISA shall not be available.

Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been imported by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

Moog Inc. Retirement Savings Plan

Financial Statements and Supplemental Schedule

Years Ended September 30, 2014 and 2013

Table of Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-11
Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	12

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Moog Inc. Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Moog Inc. Retirement Savings Plan (the Plan) as of September 30, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan has determined it is not required to have, nor were we engaged to perform, an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for purposes of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Moog Inc. Retirement Savings Plan as of September 30, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of September 30, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.    In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.
/s/ FREED MAXICK, CPAs, PC
March 13, 2015

Moog Inc. Retirement Savings Plan

Statements of Net Assets Available for Benefits

	September 30,
	2014	2013
Assets

Investments at fair value:
Common collective trusts	$393,021,744	$86,321,996
Employer securities	153,010,604	139,487,625
Shares of registered investment companies	92,591,322	311,160,687
Common stock	—	9,344,574
Cash and cash equivalents	—	23,942,850
	638,623,670	570,257,732

Receivables:
Notes receivable from participants	6,123,543	5,635,592
Participant contributions	1,613,908	1,403,468
Employer contributions	382,839	347,419
	8,120,290	7,386,479

Net assets available for benefits, at fair value	646,743,960	577,644,211

Adjustment from fair value to contract value for fully benefit responsive investment contracts	(112,661)	(599,311)

Net assets available for benefits	$646,631,299	$577,044,900

See accompanying Notes to Financial Statements.

Moog Inc. Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended September 30,
	2014	2013
Additions:
Participant contributions	$34,245,546	$32,383,314
Employer contributions	12,961,646	11,467,406
Participant rollovers	1,508,233	4,744,780
Net appreciation in fair value of investments	54,964,422	89,292,763
Transfer from other plans	9,581,417	—
Interest and dividend income	9,062,955	6,324,008
	122,324,219	144,212,271

Deductions:
Distributions	52,388,303	33,621,663
Administrative expenses	349,517	340,778
	52,737,820	33,962,441

Net increase	69,586,399	110,249,830
Net assets available for benefits at beginning of year	577,044,900	466,795,070
Net assets available for benefits at end of year	$646,631,299	$577,044,900

See accompanying Notes to Financial Statements.

Moog Inc. Retirement Savings Plan

Notes to Financial Statements

September 30, 2014 and 2013

1. Description of Plan
The following is a brief description of the Moog Inc. Retirement Savings Plan (the Plan) and is provided for general information purposes only. Participants should refer to the Plan Document and the Summary Plan Description for complete information.
General
The Plan is a defined contribution plan sponsored by Moog Inc. (the Company or the Plan Sponsor). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Eligibility
During the Plan year ended September 30, 2013, the Company made employees of certain acquired businesses eligible for the Plan. As of September 30, 2014, all domestic employees of the Company are eligible to participate in the Plan immediately upon hire, except for employees of certain acquired businesses, some of which maintain their own defined contribution plans.
Plan Mergers and Transfers
For the Plan year ended September 30, 2014, the Company transferred assets and merged the associated plan of Broad Reach Engineering into the Plan.

Notes receivable from participants
Notes receivable from participants (loans) are valued at their unpaid principal balance plus any accrued but unpaid interest. Loans are limited to the lesser of $50,000 or one-half of the participant's account balance with a minimum loan of $1,000, payable over a term not to exceed five years. Interest is charged at a rate established by the Plan and is normally fixed at origination at prime plus 1%. The loans are secured by the balance in the participant's account. Principal and interest are paid ratably through payroll deductions.
Contributions and Investments
The Plan allows for voluntary pretax contributions to the Plan in the form of a 1% to 40% salary reduction subject to the Internal Revenue Code (IRC) limits and permits an automatic deferral of 3% of eligible employee compensation to the Plan, unless the employee elects not to make such a contribution to the Plan. The Plan also allows for Roth Elective Deferrals. Participants may designate all or a portion of automatic deferrals as Roth Elective Deferrals. The Plan permits participants age 50 and older to make “catch-up” contributions as provided by the Economic Growth and Tax Relief Reconciliation Act of 2001. Contributions are directed by the participant among the available investment options.
The Plan currently offers fourteen registered investment company funds, a stable value fund, target date funds and Company stock as investment options for participants.
The Company's matching contribution is 25% of the first 2% of eligible pay that employees contribute. The Company Match is invested pursuant to participant allocation elections, which may include Company common stock.

All new employees hired on or after January 1, 2008 are not eligible to participate in the Company's defined benefit pension plan. Instead, the Company makes a contribution (Retirement Contributions) for those employees to an employee-directed investment fund in the Plan. The Retirement Contributions are based on a percentage of the employee's eligible compensation and age, and are in addition to the Company Match on voluntary employee contributions.

All employees hired before January 1, 2008 elected either to remain in the defined benefit pension plan and continue to accrue benefits or to elect to stop accruing future benefits in the defined benefit pension plan as of April 1, 2008. Employees who elected to stop accruing future benefits receive the Retirement Contribution in the Plan.

The Plan also provides that the Company may make discretionary contributions; however, for the plan years ended September 30, 2014 and 2013, the Company has not elected to make any discretionary contributions.

Rollovers represent amounts contributed to the Plan by participants from prior employer plans.
Participant accounts
Separate accounts are maintained for each plan participant. Each participant's account is credited with the participant's contribution, Retirement Contributions, Company Match and discretionary contributions, if applicable. Plan earnings, losses and fees of the participant's investment selections are reported in the participant's account as defined by the Plan. Participant accounts are fully and immediately vested in the participant's contributions and Company Match. The Retirement Contributions vest 100% after three years of credited service, which is defined as 1,000 hours of service in a plan year. Forfeitures are used to first reduce future Retirement Contributions, secondly to offset Plan expenses and lastly reallocated to remaining participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Participants may transfer all or part of their accounts, including investments in Company stock, among the other investment options in the Plan.
Distributions
Subject to certain limitations, participants may withdraw all or part of their account balance upon attainment of age 59½. Distribution of a participant's account balance is also permitted in the event of death, disability, termination of employment or immediate financial hardship, as defined in the Plan Document. Distributions are required to begin at age 70½. Distributions are made in cash except for the Company Match, which can be distributed in cash or shares. Participants have the option to also receive the balances from their contributions in employer securities in either cash or shares. For distributions of Moog Class B Stock from the employer securities funds and matching account balances (for shares purchased after January 1, 1999), the shares of stock will carry a restrictive legend and the Company will have a right of first refusal at the time of sale, transfer or pledging of those shares.
Administrative Expenses
Costs of administering the Plan are borne by the Company, except for loan origination fees and investment management fees, which are paid by the Plan. Loan origination fees are charged to the participant's account balance at the time the loan is processed. Investment management fees are allocated to all participants invested in the fund that charges the fee on a pro rata basis of account balances.

2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements are presented on the accrual basis of accounting.
Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Valuation of Investments and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade date basis. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year. Dividends are recorded on the ex-dividend date. Interest income is recorded on an accrual basis.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Payment of Benefits
Benefits are recorded when paid.

3. Fair Value
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate fair value. The definition of the fair value hierarchy is as follows:
Level 1 - Quoted prices in active markets for identical assets and liabilities.
Level 2 - Observable inputs other than quoted prices in active markets for similar assets and liabilities.
Level 3 - Inputs for which significant valuation assumptions are unobservable in a market and therefore value is based on the best available data, some of which is internally developed and considers risk premiums that a market participant would require.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes to the methodologies used at September 30, 2014 and 2013.
The Plan's assets are invested in shares of registered investment companies, common stock, target date funds and stable value funds. Shares of registered investment companies are valued at net asset values of shares held by the Plan at year-end. Common stocks traded on national exchanges are valued at the last reported sales price. Certain assets of the Plan are invested in the common stock of Moog Inc. (Class A and Class B) through a unitized stock fund, which includes investments in a money market fund for liquidity purposes. Money market funds are stated at cost, which approximates fair value. Common collective trust funds consist of pools of investments used by institutional investors to obtain exposure to equity and fixed income markets. Common collective trust funds held by the Plan invest primarily in target date funds and stable value funds. The investment objective of the Plan's target date funds is to maximize asset returns for an investor's retirement consistent with expected risk parameters given their investment time horizon. The investment objective of the Plan's stable value fund is to provide capital preservation, liquidity and current income at levels that are typically higher than those provided by money market funds. Shares held in common collective trusts are reported at the net unit value of units held at year end. The unit value is determined by the total value of fund assets divided by the total number of units of the fund owned. The common collective trusts have no unfunded commitments as of September 30, 2014 and 2013, respectively, and there are no significant restrictions on redemptions. See Note 7 for additional information pertaining to the stable value funds.

The following table presents the fair values and classification of the Plan's investments measured on a recurring basis as of September 30, 2014 and 2013:

	Assets at Fair Value as of September 30, 2014:
	Level 1	Level 2	Level 3	Total
Shares of registered investment companies:
Domestic:
Large cap stocks	$48,583,650	$—	$—	$48,583,650
Other	28,592,081	—	—	28,592,081
International	15,415,591	—	—	15,415,591
Employer securities	153,010,604	—	—	153,010,604
Common collective trusts:
Target date funds	—	364,723,467	—	364,723,467
Stable value fund	—	28,298,277	—	28,298,277
Total investments at fair value	$245,601,926	$393,021,744	$—	$638,623,670

	Assets at Fair Value as of September 30, 2013:
	Level 1	Level 2	Level 3	Total
Shares of registered investment companies:
Large growth stocks	$65,803,760	$—	$—	$65,803,760
Large blend stocks	56,708,010			56,708,010
International blend equities	51,677,436	—	—	51,677,436
Large value stocks	46,578,683	—	—	46,578,683
Mid growth stocks	47,270,491	—	—	47,270,491
Small growth stocks	—			—
Other	43,122,307	—	—	43,122,307
Employer securities	139,487,625	—	—	139,487,625
Stable value fund	—	86,321,996	—	86,321,996
Common stock	9,344,574	—	—	9,344,574
Cash and cash equivalents	23,942,850	—	—	23,942,850
Total investments at fair value	$483,935,736	$86,321,996	$—	$570,257,732

4. Investments
Net appreciation (depreciation) in fair value of investments, including investments bought, sold, as well as held during the year, is summarized as follows:

	Year Ended September 30,
	2014	2013

Shares of registered investment companies	$39,801,954	$34,295,614
Employer securities	23,853,415	50,763,774
Common stock	1,377,409	2,964,655
Common collective trusts	(10,068,356)	1,268,720
Net appreciation (depreciation)	$54,964,422	$89,292,763

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

	Year Ended September 30,
	2014		2013

Common collective trusts
BlackRock Lifepath Index 2020	$110,708,110		$—
BlackRock Lifepath Index 2025	77,721,613		—
BlackRock Lifepath Index Retirement	52,305,164		—
BlackRock Lifepath Index 2030	50,234,151		—
JPMorgan Stable Value Fund (fair value)	—		86,321,996
JPMorgan Stable Value Fund (contract value)	—		85,722,685

Employer securities
Moog Inc. Class A Common Stock	37,436,756		35,380,516
Moog Inc. Class B Common Stock	115,573,848		104,107,109

Shares of registered investment companies
Vanguard Institutional Index Fund	23,833,993	*	54,901,773
JPMorgan Large Cap Growth Fund	9,444,564	*	37,208,518
Eaton Vance Large Cap Value Fund	—		46,578,683
American Capital World Growth and Income Fund	—		32,380,222
* Amount does not meet the 5% threshold and is disclosed for comparative purposes only.

5. Income Tax Status
The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated June 29, 2012, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC); therefore, the related trust is exempt from taxation. The Plan is required to operate in conformity with the IRC to maintain its qualification. Although the Plan has been amended since receiving this favorable determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan, as amended, is qualified and the related trust is tax-exempt. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income examination for years prior to 2011.
6. Plan Termination
Although it has not expressed intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.
If such termination were to occur, the Company will instruct the trustee to either continue the management of the trust's assets or liquidate the trust and distribute the assets to the participants in accordance with the Plan Document.
7. The Stable Value Fund
The Plan includes investments in a fully benefit-responsive synthetic Guaranteed Investment Contract (GIC) as part of offering the Stable Value Fund (the Fund) investment option to participants. The Fund strategy is to preserve the value of money invested, perform better than an average money market fund and earn consistent, reliable returns. Contributions to this fund are used to purchase units of a collective trust vehicle, which are invested in high-quality U.S. bonds, including U.S. government treasuries, corporate debt securities and other high-credit-quality asset-backed securities. The GIC issuer is contractually obligated to repay the principal; however, there is no specified interest rate that is guaranteed to the Plan. There are no reserves against contact value for credit risk of the contract issuer or otherwise. During the Plan year ended September 30, 2014, the Fund was liquidated, the proceeds of which were used to purchase other investments.

The Fund has entered into wrap contracts with insurance companies and financial institutions under which they provide a guarantee with respect to the availability of funds to make distributions from this investment option. These contracts are carried at contract value in the participants' accounts.

Participant accounts in the Fund are credited with interest at a fixed rate that is reset quarterly based on a formula as defined in the contract. The primary variables which could impact the future rates credited to participants include (1) the amount and timing of participant contributions, (2) transfers and withdrawals into/out of the contract, (3) the current yield of the assets underlying the contract, (4) the duration of the assets underlying the contract and (5) the existing difference between fair value of the securities and the contract value of the assets within the insurance contract. The rate credited to participants of security-backed contracts will track current market yields on a trailing basis. The rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.

To the extent that the underlying portfolio has unrealized and/or realized losses, an adjustment is made when reconciling from fair value to contract value under contract value accounting. As a result, the future rate credited to participants may be lower over time than the current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, an adjustment is made when reconciling from fair value to contract value and, in the future, the rate credited to participants may be higher than the current market rates. The contracts cannot credit an interest rate that is less than zero percent.

Certain events limit the ability of the Plan to transact at contract value. Such events are limited to premature termination of the contracts by the Plan or Plan termination. The Plan Sponsor has not expressed any intention to take either of these actions.

As described in Note 2, because the synthetic GIC is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the synthetic GICs. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The average yields earned by the Fund are as follows:

	Year Ended September 30,
Average yield for synthetic GICs	2014	2013

Based on actual earnings	—%	1.25%
Based on interest rate credited to participants	—%	1.71%

8. Related Party Transactions
Participants of the Plan may elect to invest in Moog Inc. common stock within the Moog Inc. Common Stock Funds. Moog Inc. is the Plan Sponsor. Additionally, Plan investments include accounts with JPMorgan, the Plan trustee. These transactions qualify as party-in-interest transactions. Net investment gains from investments sponsored by JPMorgan, Moog Inc. and participant loans amounted to $22,073,603 for the plan year ended September 30, 2014. Net investment gains from investments sponsored by JPMorgan, Moog Inc. and participant loans amounted to $50,621,273 for the plan year ended September 30, 2013.
9. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of September 30, 2014 and 2013:

	2014	2013

Net assets available for benefits per the financial statements	$646,631,299	$577,044,900
Differences in:
Investments	6,123,543	5,635,592
Notes receivable from participants	(6,123,543)	(5,635,592)
Adjustment from contract value to fair value for fully benefit responsive investment contracts	112,661	599,311
Net assets available for benefits per Form 5500	$646,743,960	$577,644,211

The following is a reconciliation of the increase in net assets per the financial statements to the Form 5500 for the year ended September 30, 2014:

2014

Net increase in assets available for benefits per the financial statements	$69,586,399
Differences in:
Adjustment from contract value to fair value for fully benefit responsive investment contracts	(486,650)
Transfers of assets to the Plan	(9,581,417)
Net income per Form 5500	$59,518,332

EIN #16-0757636 Plan #002

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
September 30, 2014

Identity of Issuer	Description	Fair Value

Vanguard Institutional Index Fund	Mutual Fund	$23,833,993
Vanguard Windsor Fund	Mutual Fund	15,305,093
American Euro Pacific Growth	Mutual Fund	14,434,555
*JPMorgan Large Cap Growth Fund	Mutual Fund	9,444,564
Vanguard Small Cap Index Fund	Mutual Fund	7,405,551
Pimco Total Return Fund	Mutual Fund	5,871,012
T Rowe Price Diversified Small	Mutual Fund	5,307,803
Pimco Real Return Fund	Mutual Fund	3,085,252
*JPMorgan Small Cap Growth Fund	Mutual Fund	2,535,449
Vanguard Mid Cap Index Fund	Mutual Fund	2,398,797
Vanguard Total Intl Stock Index	Mutual Fund	981,036
Vanguard Total Bond Market Index Fund	Mutual Fund	947,428
Invesco American Value - R6	Mutual Fund	555,276
Goldman Sachs Growth Opportunities	Mutual Fund	485,513
Shares of Registered Investment Companies Total		92,591,322

*Moog Inc.	Class A Common Stock	37,436,756
*Moog Inc.	Class B Common Stock	115,573,848
Employer Securities Total		153,010,604

*JPMorgan Stable Asset Income Fund	Stable Value Fund	28,298,277
BlackRock Lifepath Index Retirement	Target Date Fund	52,305,164
BlackRock Lifepath Index 2020	Target Date Fund	110,708,110
BlackRock Lifepath Index 2025	Target Date Fund	77,721,613
BlackRock Lifepath Index 2030	Target Date Fund	50,234,151
BlackRock Lifepath Index 2035	Target Date Fund	30,299,782
BlackRock Lifepath Index 2040	Target Date Fund	19,040,506
BlackRock Lifepath Index 2045	Target Date Fund	13,067,321
BlackRock Lifepath Index 2050	Target Date Fund	8,085,699
BlackRock Lifepath Index 2055	Target Date Fund	3,261,121
Common Collective Trusts Total		393,021,744

*Participant loans receivable	Loans maturing at various dates through February 18, 2022 and bearing interest at rates ranging from 3.25% to 7.00%	6,123,543
Total Investments		$644,747,213

*Denotes a party-in-interest

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MOOG INC. RETIREMENT SAVINGS PLAN

Date: March 13, 2015                         /s/ Gary A. Szakmary                                                 Gary A. Szakmary
Plan Administrator

EXHIBIT INDEX

Exhibit        Description

23.1        Consent of Freed Maxick, CPAs, PC